UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

         For the transition period from ____________ to __________

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Orko Silver Corporation

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

2610 - 1066 West  Hastings Street, Vancouver, British Columbia V6E 3X2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of Orko Silver’s classes of capital or common stock as of the close of the period covered by the annual report.                                           35,022,069

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer __ Accelerated filer _Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __No     N/A  xxx

Index to Exhibits on Page 52

#

ORKO SILVER CORPORATION

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	51
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	51
Item 15.	Controls and Procedures	51
Item 16.	Reserved	51
Item 16A.	Audit Committee Financial Expert	51
Item 16B.	Code of Ethics	51
Item 16C.	Principal Accountant Fees and Services	51
Item 16D.	Exemptions from the Listing Standards for Audit Committee	51
Item 16E.	Purchases of Equity Securities by Orko Silver and Affiliated Purchasers	51

Part III

Item 17.	Financial Statements	51
Item 18.	Financial Statements	52
Item 19.	Exhibits	52

#

INTRODUCTION

Orko Silver Corporation (Orko Silver or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on 8/5/1983 by Certificate of Incorporation under the name Orko Gold Corporation.  The authorized capital of the Company consists of 100,000,000 common shares without par value. On March 23, 2005, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”. Its trading symbol “OK” remains unchanged.

BUSINESS OF ORKO SILVER CORPORATION

Orko Silver Corporation is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Orko Silver’s properties.  Orko Silver does not have any commercially producing mines or sites, nor is Orko Silver in the process of developing any commercial mines or sites.  Orko Silver has not reported any revenue from operations since incorporation.  As such, Orko Silver is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 3/15/2006 the names of the Directors of Orko Silver.

Table No. 1

Directors

__________________________________________________________________________

Name	Age	Date First Elected of Appointed

Pierre Besuchet (2) (1)	73	12/26/2003
George Cavey (5)	51	12/4/2003
Gary Cope (4) (1)	48	9/9/2003
Ross Wilmot (3) (1)	62	4/30/1997

(1)

Member of Audit Committee.

(2)

29 Quai Des Bergues 1201, Geneve, Switzerland

(3)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(4)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(5)

306-595 Howe Street, Vancouver, B.C. V6C 2T5

__________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 3/15/2006, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

__________________________________________________________________________

Name and Position	Age	Date of First Appointment

Gary Cope, President	48	9/9/2003
Linda Robertson, Corporate Secretary	43	01/16/2003
Ross Wilmot, CFO	62	4/30/1997

_________________________________________________________________________

Mr. Cope’s business functions, as President, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Ms. Robertson’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and  entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; giving or causing to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board;  custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board or the chief executive officer may specify.  Ms. Robertson may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

Mr. Wilmot’s business functions, as Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  He assists in ensuring the Company’s compliance with all statutory and regulatory requirements.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Boughton Law Corporation

Suite 1000, 595 Burrard Street

P.O. Box 49290

Vancouver, B.C. CANADA V7X 1S8

Telephone: 604.687.6789

Facsimile: 604.683.5317

The Company’s Bank is:

Bank of Montreal

505 Burrard Street

Vancouver, B.C. CANADA V7X 1L7

Telephone: 604-665-2609

1.C Auditors

The Company’s auditor is:

Manning Elliott

11th Floor, 1050 West Pender Street

Vancouver, B.C. CANADA V6E 3S7

Telephone: 604-714-3600

Facsimile: 604-714-3669

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003 ended October 31st was derived from the financial statements of the Company that have been audited by Manning Elliott, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2001/2000 ended October 31st was derived from the financial statements of the Company that were audited by Manning Elliott, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

#

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 10/31/05	Year Ended 10/31/04	Year Ended 10/31/03	Year Ended 10/31/02	Year Ended 10/31/01
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($2,931)	($466)	($465)	($423)	($368)
Basic Income (Loss) Per Share	($0.11)	($0.02)	($0.04)	($0.04)	($0.04)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	26,168	19,539	12,028	10,261	10,133
Period-end Shares	35,022	19,558	12,478	10,261	10,261

Working Capital	($79)	$4	$207	($208)	($115)
Mineral Properties	$42	Nil	$ 66	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$6,888	$4,430	$3,894	$3,407	$3,407
Shareholders’ Equity (Deficit)	($22)	$21	$292	($104)	$320
Total Assets	$295	$65	$346	$137	$505

US GAAP
Net Loss	($2,611)	($444)	($465)	N/A	N/A
Loss Per Share	($0.09)	($0.02)	($0.04	N/A	N/A
Mineral Properties	$42	Nil	NXX	N/A	N/A
Shareholders’ Equity	($22)	$21	N/A	N/A	N/A
Total Assets	$295	$65	$N/A	N/A	N/A

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the fiscal years ended 10/31/01 thru 10/31/05 and the last eight monthly periods. The average rates, the range of high and low rates, and the closing prices for those periods are disclosed.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

__________________________________________________________________________

Period	Average	High	Low	Close

02/28/2006		1.16	1.14	1.14
01/31/2006		1.17	1.14	1.14
12/31/2005		1.17	1.15	1.17
11/30/2005		1.20	1.17	1.17
10/31/2005		1.19	1.17	1.18
09/30/2005		1.19	1.16	1.16
08/31/2005		1.22	1/19	1/19
07/31/2005		1.24	1.20	1.23

Fiscal Year Ended 10/31/2005	1.21	1.27	1.16	1.18
Fiscal Year Ended 10/31/2004	1.40	1.22	1.22	1.31
Fiscal Year Ended 10/31/2003	1.59	1.31	1.32	1.43
Fiscal Year Ended 10/31/2002	1.57	1.61	1.51	1.56
Fiscal Year Ended 10/31/2001	1.54	1.59	1.49	1.59
Fiscal Year Ended 10/31/2000	1.48	1.53	1.44	1.53

__________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 10/31/2005. Since that time the Company has issued an additional 690,000  common shares as a result of the exercise of both share purchase options and share purchase warrants. The Company also issued an additional 22,732,902 shares pursuant to two private placement financings. The first private placement consisted of the sale of 10,667,332 units for gross proceeds of $3,200,200. (The Company also issued 1,034,050 units as a finder’s fee in conjunction with this private placement.) The second private placement consisted of the sale of 8,798,570 units at a price of $0.35 per unit for gross proceeds of $3,079,500. (The Company also issued 232,950 units and paid $191,475 as finder’s fees in conjunction with this private placement.)

Table No. 5

Capitalization and Indebtedness

As of 10/31/2005

__________________________________________________________________________

SHAREHOLDERS’ EQUITY
35,022,069 shares issued and outstanding	$6,888,159
Contributed Surplus	$461,770
Share Subscriptions	Nil
Retained Earnings (deficit)	($7,372,409)
Net Stockholders’ Equity	($22,480)
TOTAL CAPITALIZATION	$7,349,929

Stock Options Outstanding	3,030,000
Warrants Outstanding	5,329,343
Preference Shares Outstanding	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

__________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Pertaining to Orko Silver:

Cumulative Unsuccessful Exploration Efforts By Orko Silver Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Orko Silver in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Orko Silver having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the company.

Orko Silver Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Orko Silver has an interest or the concessions in which Orko Silver has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Orko Silver does not ultimately find a body of ore, it would have to cease operations. As stated above, management believes that if reserves were not defined on any of the properties on which Orko Silver has an interest after a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

Orko Silver Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of Orko Silver’s properties have advanced to the commercial production stage and Orko Silver has no history of earnings or positive cash flow from operations. The cumulative loss, as of the latest fiscal year end, since Orko Silver’s inception of the development stage, according to U.S. Gaap, is ($7,030,491).  Orko Silver does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to Orko Silver has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Orko Silver as at October 31, 2005 has 3,030,000 share purchase options outstanding and 5,329,343-share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 35,022,069 (as of 10/31/2005) to 43,381,412.  This represents an increase of 24% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Orko Silver’s Stockholders

Because the success of Orko Silver is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are at October 31, 2005 3,030,000 share purchase options outstanding, which, if exercised, would result in an additional 3,030,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Orko Silver Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”).

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Orko Silver Could Be In An Amount Great Enough to Force Orko Silver to Cease Operations:

The current and anticipated future operations of Orko Silver, including further exploration activities require permits from various Federal and State governmental authorities in Mexico.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Orko Silver to cease operations. If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Orko Silver and Shareholders Could Find It Difficult to Sell Their Stock:

Orko Silver’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Orko Silver’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Orko Silver is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Orko Silver’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Orko Silver’s growth will depend, on the efforts of its Senior Management, particularly its President, Gary Cope, its Chief Financial Officer, Ross Wilmot, its Corporate Secretary, Linda Robertson and its Board of Directors that includes George Cavey and Pierre Besuchet.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Orko Silver.  Orko Silver is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

a)

where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b)

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)

a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)

the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)

the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)

there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Orko Silver is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act. This could result in shareholders having less complete and timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Risks Pertaining to the Industry

Mineral Prices May Not Support Corporate Profit for Orko Silver:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale.  If a profitable market does not exist, Orko Silver could have to cease operations.

Operating Hazards and Risks Associated with the Exploration-stage Mining Industry Could Result in Orko Silver Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which Orko Silver has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Orko Silver may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Orko Silver to cease operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Orko Silver’s executive office is located at:

   Suite #2610-1066 West Hastings Street

   Vancouver, British Columbia, Canada V6E 3X2

   Telephone: (604) 684-4691

   Facsimile: (604) 684-4601

   Website: www.orkosilver.com

   Email: info@orkosilver.com

The contact person is: Mr. Gary Cope, President.

Orko Silver’s fiscal year ends October 31st.

Orko Silver’s common shares trade on the TSX Venture Exchange under the symbol: “OK”.

The authorized capital of Orko Silver consists of 100,000,000 common shares without par value.

As of 10/31/2005 there were 35,022,069 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Orko Silver Corporation (Orko Silver or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on 8/5/1983 by Certificate of Incorporation. On March 23, 2005, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”. Its trading symbol “OK” remains unchanged.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

_________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2001	Nil	N/A	N/A

Fiscal 2002	Nil	N/A	N/A

Fiscal 2003	Private Placement (1)	2,117,000	$516,750
	Property acquisition (2)	100,000	$25,000

Fiscal 2004	Private Placement (3)	6,300,000	$504,000
	Issued for services (3)	380,000	$30,400
	Issued for debt (3)	400,000	$32,000

Fiscal 2005	Private Placement (4)	2,250,000	$337,500
	Finder’s Fee (4)	195,000	$29,250
	Property acquisition (5)	100,000	$65,000
	Private Placement (6)	4,800,000	$1,200,000
	Private Placement (7)	400,000	$108,000
	Finder’s fee (6)	384,000	$96,000
	Finder’s fee (7)	24,685	$6,665
	Exercise of options (8)	690,000	$72,600
	Exercise of warrants (9)	6,620,000	$668,000

Fiscal 2006 to date	Private Placement (10)	10,667,332	$3,200,200
	Finder’s fee (10)	1,034,050	$310,215
	Private Placement (11)	8,798,570	$3,079,500
	Finder’s fee (11)	232,950	$81,533

1.

This private placement consisted of the sale of 380,000 flow-through units and 1,687,000 other units at a price of $0.25 per unit. Each flow-through unit consisted of one flow-through share and one share purchase warrant. Each other unit consisted of one share and one share purchase warrant. Each warrant was exercisable for one additional share at a price of $0.275 until December 31, 2003. Pursuant to this private placement, the Company paid a commission of $26,675 and issued 162,700 Agent’s warrants, having the same terms as the share purchase warrants forming part of the units and issued to the Agent, 50,000 shares as a corporate finance fee and paid an administration fee of $5,000.

2.

These shares were issued as an acquisition cost for a 60% interest in 20 mineral claims located in the Red Lake District, Kenora Mining Division of Ontario.

3.

The Company announced on November 6, 2003 that it had closed this private placement. It consisted of the sale of 6,300,000 units at a price of $0.08 per unit. Each unit consisted on one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.10 until September 15, 2005. In addition, the Company issued 380,000 common shares, at a deemed value of $0.08 per common share, to Valor Invest Limited in consideration of its efforts in finding some of the placees. The Company also issued 400,000 units, at a deemed value of $0.08 per share, in settlement of debt.

4.

This private placement closed on January 17, 2005. It consisted of the sale of 2,250,000 units at a price of $0.15 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share at a price of $0.15 until January 17, 2006 or at a price of $0.20 until January 17, 2007. A finder’s fee of $195,000 units having the same terms was awarded to Mr. M. Devji for services relating to the successful closing of this private placement. These services consisted of identifying potential investors, contacting these individuals and describing to them the terms of the private placement financing. If they decided to invest in the private placement, Mr. Devji would then facilitate this action between the individual and the Company. The terms of these units are the same as those sold in the private placement.

5.

These shares were issued as part of the option agreement to purchase the La Preciosa Property.

6.

This private placement closed on May 19, 2005. It consisted of the sale of 4,800,000 units at a price of $0.25 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.30 until May 18, 2007. 124,000 units and 260,000 units were awarded as a finder’s fee to Mr. M. Devji and Valor Invest Ltd. respectively for services relating to the successful closing of this private placement. (These services are described in (3) above.) The terms of these units are the same as those sold in the private placement.

7.

This private placement closed on June 9, 2005. It consisted of the sale of 400,000 units at a price of $0.27 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.35 until June 9, 2007. 22,834 units and 1,857 units were awarded as  finder’s fees to Mr. M. Devji and Wolverton Securities respectively for services relating to the successful closing of this private placement. (These services are described in (3) above.) The terms of these units are the same as those sold in the private placement.

8.

During the year ended December 31, 2005, 350,000 outstanding options were exercised at a price of $.10, 330,000 at a price of $.11 and 10,000 at a price of $.13 per share yielding proceeds of $72,600 to the Company.

9.

During the year ended December 31, 2005, 6,500,000 of the outstanding warrants of the Company were exercised at a price of $.10 and 120,000 warrants at a price of $.15 per share yielding proceeds of $668,000 to the Company.

10.

This private placement closed on February 10, 2006. It consisted of the sale of 10,667,332 units at a price of $0.30 per unit. Each unit consisted of one common share and one transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 per share until February 10, 2007. The Company also issued 1,034,050 units having the same terms and conditions as the private placement units as a finder’s fee in conjunction with this private placement.

11.

This private placement closed on March 2, 2006. It consisted of the sale of 8,798,570 units at a price of $0.35 per unit. Each unit consisted of one common share and one transferable share purchase warrant entitling the holder to purchase one common share at a price of $0.50 until September 2, 2007. The Company also issued 232,950 units having the same terms and conditions as the private placement units as a finder’s fee in conjunction with this private placement.

Fiscal Year	Amount of Capital Expenditures and Description

2001	Nil
2002	Nil
2003	$73,956
2004	$409
2005	$42,000

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

Orko Silver is a natural resource company currently engaged in the acquisition and exploration of mineral resources in Mexico where it is currently doing exploration work for minerals on two projects: the La Preciosa and the Santa Monica.

With the exception of the period from September of 2000 until October of 2002, the Company has been engaged in exploration for minerals.

During the period September 2000 thru October 2002, the Company attempted to diversify into the technology sector by investing in beginning stage technology companies. The Company elected to do this because of the depressed nature of the resource industry and the resulting lack of investor interest.

The Company sought and received shareholder approval for this proposed change of business and made two investments, the first in a company named NetPaper.com Inc., a private US company and the second in an exchange listed company named Soho Resources Corp.  The Company subsequently disposed of its investment in NetPaper.com Inc. to Alpsinvest S.A. for $150,000, to be paid in stages.  $75,000 of this amount has been paid to date.  The remaining $75,000 was to be paid on or before 10/31/2002 but the Company did not receive this payment.

The Company was late in filing its audited financial statements for the year ended October 31, 2001 with the British Columbia Securities Commission (the “BCSC”), the BCSC imposed a Cease Trade Order dated April 3, 2002 on the Company's common shares. The TSX Venture Exchange (the “Exchange”) then suspended trading in the Company's shares as a result of the Cease Trade Order until such time as the Cease Trade Order was revoked, and the Company had met all Exchange Requirements. The Company filed both its audited financial statements and its interim financial statements for the first quarter ended January 31, 2002 and the BCSC lifted the Cease Trade Order.

In October of 2002 the Company redirected its efforts back to the resource industry and obtained a 60% interest in a property located in Ontario in exchange for a cash payment of $35,000 and the issuance of up to 300,000 shares. The terms of this agreement called for the issuance of 100,000 shares upon Exchange approval of the transaction, 100,000 shares upon Exchange acceptance of a report recommending a stage two work program, and a final 100,000 shares upon acceptance of a further stage of drilling or commercial production.  The Company was also committed to incur exploration expenditures of $250,000 before 4/30/2003 and an additional $250,000 by 12/31/2003.  The property is comprised of 5,200 acres located in the Dome, Heyson and Fairlie Townships in Red Lake, Ontario.  On 12/31/2002, subsequent to the fiscal year end, the Company completed a private placement to partially finance its participation in this project.  The Company issued 380,000 flow-through units and 1,247,000 non flow-through units, all at a price of $0.25 per unit, which provided $365,075 to the Company.  Each unit consisted of one common share and one full warrant to purchase another common share for additional consideration of $0.275 per share for a period of one year.

In 7/31/2003 the drilling program was completed on the Red Lake property and a final report was received summarizing all of the results.  The total costs incurred for this drilling program amounted to $273,976. Management reviewed the summary report and recommendations to determine how to proceed from this point based on the results to date.  Subsequent to the year-end, management engaged an independent professional geologist to provide a review assessment of the results, and from this report, determined that no further work would be done on this property and wrote-off the $66,000 in acquisition costs.

On 12/1/2003, the Company entered into an option agreement with two Mexican based companies, both owned by Wheaton River Minerals Ltd., to acquire up to a 75% interest in the La Preciosa Property in Durango State, Mexico.  Under the option terms, the Company can initially earn a 51% interest by incurring expenditures of US$1 million over the next five years.  In addition, the Company must issue 50,000 common shares to the optionor upon acceptance by the TSX Venture Exchange and an additional 50,000 common shares following one year from the date of approval.  In order to meet these financial commitments, the Company needed additional financing.

On 6/21/2004 the Company acquired an option for a 51% participation in a secondary property from Wheaton through its subsidiary, Minas de San Luis S.A. de C.V.  The terms of this second option are similar to those of the first with Wheaton on the La Preciosa property.

Since that time, the Company has concentrated all of its efforts on exploring these two properties.

Plan Of Operations

Source of Funds for Fiscal 2005/2006, Ending October 31st

Orko Silver’s primary source of funds since incorporation has been through the issuance of common shares.

Orko Silver had a working capital deficit of ($79,374) on 10/31/2005. Since that time, Orko Silver has raised $6,279,700 through the sale of 19,465,902 units as described above.  Orko Silver intends to use its working capital to complete exploration work on the properties in which it has and interest and for general working capital.

Use of Funds for Fiscal 2005/2006

During Fiscal 2006 and Fiscal 2007, respectively, Orko Silver estimates that it might expend $600,000 and $600,000 on general/administrative expenses including property evaluation costs prior to acquisition.  During Fiscal 2006 and Fiscal 2007 respectively, Orko Silver estimates that it might expend $1 million and $1 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of Orko Silver anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

Orko Silver has had no revenue during the past five fiscal years.

At 10/31/2005, the latest fiscal year for which financial statements are available, Orko Silver’s assets were located in Canada and Mexico. For the past five fiscal years, ended October 31st, Orko Silver’s assets were located as follows:

10/31/2005	Canada	Mexico	Total
Current Assets	$238,431	Nil	$238,431
Capital Assets	$4,455	Nil	$4,455
Mineral Properties	Nil	$42,000	$42,000
Total Assets	$253,325	$42,000	$295,325

10/31/2004	Canada	Mexico	Total
Current Assets	$47,667	Nil	$47,667
Capital Assets	$6,650	Nil	$6,650
Mineral Properties	Nil	Nil	Nil
Total Assets	$64,756	Nil	$64,756

10/31/2003	Canada	Mexico	Total
Current Assets	$261,820	Nil	$261,829
Capital Assets	$7,956	Nil	$7,956
Mineral Properties	$66,000	Nil	$66,000
Total Assets	$346,224	Nil	$346,224

10/31/2002	Canada	Mexico	Total
Current Assets	$33,100	Nil	$33,100
Capital Assets	Nil	Nil	Nil
Mineral Properties	Nil	Nil	Nil
Total Assets	$137,114	Nil	$137,114

10/31/2001	Canada	Mexico	Total
Current Assets	$70,247	Nil	$70,247
Capital Assets	Nil	Nil	Nil
Mineral Properties	Nil	Nil	Nil
Total Assets	$505,053	Nil	$505,053

Material Effects of Government Regulations

The current and anticipated future operations of Orko Silver including further exploration activities, require permits from various Canadian and Mexican Federal, Provincial, and/or state governmental agencies.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Orko Silver and cause increases in capital expenditures which could result in a cessation of operations by Orko Silver.  Orko Silver has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Orko Silver Corporation (Orko Silver or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on 8/5/1983 by Certificate of Incorporation under the name Orko Gold Corporation.  The authorized capital of the Company consists of 100,000,000 common shares without par value. On March 23, 2005, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”. Its trading symbol “OK” remains unchanged.

4.D.  Property, Plant and Equipment

This section first discloses where Orko Silver’s office is located in Canada and then describes the mineral properties in which Orko Silver has an interest. In the description of the mineral properties, it is disclosed that these properties are only exploration stage properties and that a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

Orko Silver’s executive offices are located in rented premises of approximately 1,000 sq. ft. at Suite 2610, 1066 West Hastings Street, Vancouver, British Columbia CANADA V6E 3X2.  Orko Silver began occupying these facilities on January 1, 2004.  Monthly rent is $4,000.

All of the Company’s current mineral exploration properties are located adjacent to each other within the State of Durango, Mexico.

Orko Silver currently has a 75% interest in 17,300 hectares (42,749 acres) in the state of Durango.

During fiscal 2004 and 2005, the Company has expended the majority of its exploration efforts and funds on the La Preciosa property. During fiscal 2006, management anticipates continuing to primarily explore the La Preciosa property.

Properties within the State of Durango, Mexico

The Company currently has a 75% interest in the La Preciosa and Santa Monica Properties, totaling 42,749 acres within the State of Durango.

Accessibility, Infrastructure, Climate, and Physiography

Access to the La Preciosa and the Santa Monica properties from Durango city is via Highway 40 northeast to the town of Francisco I. Madero.  From this point a paved secondary road leads across the Santa Monica sector of the property, through the villages of Lazaro Cardenas, Francisco R. Serrano, and Francisco Javier Mina. At a point due east of the hamlet of Santa Rosa, a gravel road leads south to the portal of the La Abundancia vein in the northwestern part of the property.  The total distance by road is 81 km, of which 75 km is paved and 6 km is unimproved. Travel time is approximately 90 minutes.

The La Preciosa property lies near the western edge of the Mexican Altiplano, an extensive volcanic plateau characterized by narrow, NW trending fault-controlled ranges separated by wide flat-floored basins.  In the Durango area the basins have elevations of 1900m to 2100m, and the higher peaks rise to 3000m. The climate is generally dry with sporadic, often violent rainstorms in the hot summer months.  The average precipitation in the property area is about 600 mm mainly between May and October.  The winter months are cool and dry; snow is rare but nighttime temperatures approaching the freezing mark are common in the higher locations. Yearly average temperatures are about 25 degrees Celsius.  Grasses, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, and larger trees are found near springs and streams.

The broad valley in the eastern or Santa Monica section of the La Preciosa property is relatively densely populated and well developed.  Both the quality of infrastructure and population density increases towards the city of Durango, 47 km to the southwest.  There is no electrical power on the La Preciosa sector of the property, but the commercial electrical grid services the nearby towns of Francisco Javier Mina and Francisco I. Madero.  Power lines cross the Santa Monica sector and the town of Francisco Javier Mina and are serviced by the commercial electrical grid.  Potable water and water for drilling and other exploration purposes can be obtained at Francisco Javier Mina. Any of the materials, supplies, and labor required to support exploration and mining activities are available in the City of Durango  and the surrounding region.  Telephone service, Internet access, and basic necessities are available in the towns of Francisco Javier Mina or Francisco I. Madero.

No environmental reports were provided for the property.  The property has ample land suitable for the construction of any proposed mine or mill structures and facilities, including tailings storage or waste disposal areas and heap leach pads. Surface rights are owned by the Ejido of Francisco I. Madero and all proposed exploration and mining activities including the installation of tailings storage or waste disposal areas, heap leach pads, and processing plant sites must be negotiated with the Ejido.

Regional and Project Area Geology

La Preciosa is considered to be a low-sulphidation Ag-Au epithermal vein-breccia system. Low sulphidation vein systems are commonly characterized by their low sulphide contents, quartz-adularia-sericite alteration mineralogy, and lack of extensive wall-rock alteration. Deep in the system, the veins have relatively low precious metal to base metal ratios, but this ratio increases higher in the system to the point where base metal sulphides and pyrite are often present in only minor amounts.

The geology and style of mineralization at La Preciosa are similar to those of other silver producing districts in the western Americas.

The property is located in a geological sub-province known as the “Altas Llanuras” or “High Plains”, on the east flank of the Western Sierra Madre geological province.  The Altas Llanuras subprovince is a volcanic highland composed of Paleocene to Pleistocene sequences of andesite, dacite-rhyolite and basalt, resting on a basement of Cretaceous and earlier calcareous and meta-sedimentary rocks.  The present ‘basin and range’ topography reflects a series of N to NW trending linear grabens bounded by normal faults along the range fronts.

In the region north of Durango city, meta-sedimentary and calcareous rocks of Cretaceous age are exposed in small windows in the Tertiary volcanic cover.  These consist of mudstone, shale, limestone, and conglomerate with volcanic, sedimentary, and limestone clasts.  These Cretaceous rocks are covered by sequences of andesite tuff, flows, and agglomerate of the Paleocene-Eocene Lower Volcanic Series.  In the ranges, the Lower Series volcanics are overlain by thick sequences of rhyolite to dacite ignimbrite, tuff and volcanic breccia belonging to the Upper Volcanic series of Oligocene age.  In the lower hills these rocks do not outcrop and may be largely eroded.  The basins and parts of the lower hills are covered with varying thicknesses of Pliocene-Pleistocene basalt that erupted from numerous vents now marked by the small volcanic cones and domes that dot the plains.

There are two roughly parallel outcropping vein and vein-breccia systems on the property, separated by a flat-floored valley 700m-800m wide.  The western vein system strikes north, with a NE splay, and the eastern vein-breccia system strikes NW.  The La Preciosa veins are composed of quartz and barite with minor amounts of pyrite, sphalerite and galena.

The total length of the structural zone containing the La Preciosa vein systems is inferred to be on the order of 4.5 to 6 km.  The veins and breccias outcrop sporadically along this trend, and individual veins probably have strike lengths of no more than 1200m.   The structural zone may continue N to NNW under cover from the northernmost presently known exposures, and may extend S to SSE beyond the southern property boundary.  Of the entire structural zone, only a 700m section along the strike of the western Gloria-La Abundancia system has seen much work.

The Gloria and Abundancia veins strike N-S, with flexures to the NNW and NNE.   A subordinate E-W trend is reflected by the Transversal vein, which intersects the Gloria and Abundancia. On surface, the main N-S striking veins can be traced for 800m (Gloria) to 1200m (Abundancia).  The Gloria vein is nearly vertical, while the Abundancia and Luz Elena veins dip 35 to 60 degrees to the NW.  Widths range from 2m to 5m in the Gloria vein to 3m to 6m in Abundancia.  The vein system extends downwards to at least the 1900m elevation, or 275m below outcrop, based on the deepest vein intersection in the diamond drilling programs. There is some evidence from drilling that the veins coalesce at depth.

The NNW trending East vein-breccia zone consists of a series of massive silica bodies, siliceous breccias, and NW or ENE striking quartz and quartz-barite veins.  These features outcrop discontinuously, but in covered areas the trend is marked by a series of old shafts, open-cuts, and stockpiles of quartz-barite vein material.  The zone can be traced along strike for 1750m; near its northern end, sporadic outcrops of veins and linear bodies of breccia suggest that in this area the zone is approximately 300m wide.

History

Early miners, operating in the era of Porfirio Diaz, concentrated mainly on small-scale mining of the La Abundancia and Gloria veins.  The onset of the Mexican Revolution of 1910 brought a halt to this work.  Between 1970 and 1979, Sr. Vicente Aguirre resumed selective mining operations.  LUISMIN, operating as Minera Thesalia, a joint venture between Tormex S.A. and the Compania Minera Minas San Luis, started work in 1981, completing detailed channel sampling the surface outcrops in both the East and West vein- breccia systems and surveying an single E-W line of IP-resistivity across the property. LUISMIN also drilled 7 diamond drill holes in 1981-1892 and a single hole in the east breccia zone in 1994.  In the Gloria and La Abundancia veins, the old workings on the main 2065 Level were slashed out to a 3 x 3m section to provide access to trackless mining equipment. Thorough underground mapping and systematic, detailed channel sampling were conducted.

Work from 1982 to date has been on a much more limited scale; various resource calculations were made using the results from the 1981-1982 work. Small scale bench metallurgical testing was performed on mineralized material extracted from the Gloria and La Abundancia veins, and limited geological mapping and geochemical sampling was done in the East vein-breccia system. In 1994, a single drill hole was put down to test an area of the East vein-breccia system.

The hole intersected a series of weakly mineralized silicified zones and veinlet stockworks with associated anomalous Ag, Au, Cu, Pb and Zn values but was not driven far enough to pass though the entire structure.  The silicified structures intersected were interpreted by LUISMIN to have moderate westerly dips, in the direction of the West vein system.

There has been very little exploration conducted on the large Santa Monica claim block.

1. The La Preciosa Property

The La Preciosa Property is without known reserves and the work being done by Orko Silver is exploratory in nature. Orko Silver’s interest in this property stemmed from earlier work, as described below, that was done in the area.

Acquisition of Interest

Orko Silver entered into an option agreement on November 17, 2003 with Minas San Luis S.A. de C.V (“Minas San Luis”), a subsidiary of Wheaton River Minerals Ltd. (“Wheaton River”) through Luismin, S.A. de C.V. (“Luismin”), and with Minera Thesalia, S.A. de C.V., another subsidiary of Wheaton River, to acquire an interest in the La Preciosa silver-gold prospect.

Under the terms of the Joint Venture, the Company can earn 51% interest in the La Preciosa project by incurring US$1,000,000 in exploration and development expenditures over 5 years under the following schedule:

(i)

FIFTY THOUSAND ($50,000) DOLLARS on or before the day which is one (1) year after the Acceptance Date,

(ii)

an additional ONE HUNDRED THOUSAND ($100,000) DOLLARS on or before the day which is two (2) years after the Acceptance Date,

(iii)

an additional ONE HUNDRED AND FIFTY THOUSAND ($150,000) DOLLARS on or before the day which is three (3) years after the Acceptance Date,

(iv)

an additional TWO HUNDRED AND FIFTY THOUSAND ($250,000) DOLLARS on or before the day which is four (4) years after the Acceptance Date, and

(v)

an additional FOUR HUNDRED AND FIFTY THOUSAND ($450,000) DOLLARS on or before the day which is five (5) years after the Acceptance Date.

The Company will also issue 50,000 shares of its stock to Minas San Luis within 5 business days after the day upon which the agreement has been accepted for filing by the TSX Venture Exchange, and an additional 50,000 shares on or before the day, which is 12 months after the acceptance date.

The Company can earn an additional 24% interest in the property. Within sixty days of meeting the obligations listed above, the Company must notify Wheaton of its intent and spend an additional US$500,000 on exploration by the end of the sixth year. Upon the Company earning its 75% interest, Minas San Luis will then have a 90 day option period to buy back to a 60% controlling interest by paying the company US$1,500,000.

Upon earning the initial 51% interest in the property, the Company and Sanluis will incorporate a new Mexican company ("Newco") to hold the Property, and will each vend their respective interests in the Property for shares of Newco, with the initial ownership thereof reflecting their then respective interests in the Property. Concurrently with such incorporation and vend-in Orko and Sanluis will enter in to a shareholders' agreement setting forth their respective rights and obligations in respect of the management and operation of Newco and the further exploration and development of the Property, which will reflect, as closely as possible, the provisions of this Agreement. If the Company earns an additional 24% interest or upon the exercise by Sanluis of the Back-in Option, if applicable, the holdings of shares of Newco will be reorganized to reflect the respective revised percentage interests of each in Newco.

Location

This property is located in Durango State, Mexico, approximately 47 kilometers northeast of the city of Durango, in the Municipality of Panuco de Coronado.  The property consists of a block of exploration concessions located southeast of the village of Santa Rosa.

Exploration History

The La Preciosa sector covers a system of Tertiary aged gold and silver bearing epithermal quartz veins, associated with barite and minor quantities of base metals. There are two roughly parallel vein and vein-breccia systems in this sector of the property, separated by a flat-floored valley 700m-800m wide.  The western vein system strikes north, with a NE splay, and the eastern vein-breccia system strikes NW.  The two systems might intersect under a prominent basalt-capped hill named Cerro Prieto. The La Preciosa veins are composed of dense, compact quartz with substantial quantities of barite.  Sulphide mineralization is scarce on surface and in the shallow underground workings, but the deepest diamond drill holes intersected moderate amounts of pyrite with minor amounts of chalcopyrite, sphalerite and galena.  In many places, especially between the La Abundancia and Gloria veins, the andesite fragmental wall rocks are strongly silicified.

Of the entire structural zone, only a 700m section along the strike of the western Gloria-La Abundancia system has seen much work.

The western Gloria-Abundancia vein trend is principally N-S to NNW, although there are subordinate, mineralized vein systems that strike east-west and vein segments that strike to the NE.  Individual veins typically have curved, “S” or “C” shaped traces in plan. The Gloria and the La Abundancia are 800m and 1200m long, and range from 2m to 6m in width.

LUISMIN and earlier operators carried out more than 2.5 kilometers of underground development, including 450m of slashing of older workings in the western vein system. There is a winze that provides access to workings 70 meters below the 2065 Level.  There are also many stopes that break through to surface above the 2065 Level and numerous pits, open cuts and shafts south of the Transversal vein and along the trace of the East vein-breccia zone.  To the east of the old workings, there is a north-northwest trending zone of siliceous breccia bodies associated with northwest and northeast-striking quartz veins.  Here, sampling has revealed anomalies in gold, silver, lead, zinc and mercury.

The only important modern surface exploration programs carried out on the La Preciosa property were conducted by LUISMIN in 1981-1982 and 1994.  The work included sampling of the surface exposures of the Gloria, Abundancia, Transversal, and other veins in the West vein system, and the veins and breccia bodies in the East vein-breccia system.

A total of seven diamond drill holes were put down by LUISMIN during 1981-1982. The group of seven holes was intended to test the western Gloria-Abundancia vein system, and was drilled from west to east along a 400m strike segment.  The best intersections were from BP- 1, which graded 232g/t Ag and 0.1 g/t Au over a 13.6m interval, and BP-7, which cut the Gloria, Abundancia, and Nueva veins at 104.6m, 171.3m, and 262m down-hole respectively. The three 1.33m to 2.73m vein intervals contained 232-253 g/t Ag and 0.5-1.5 g/t Au. Three of the holes BP 5, 6 and 7 were tested for lead, zinc and copper. In general the lead results were all <0.5% with a single high of 2.8%; the zinc results were all <0.3% with a single high of 2.2%; and all the copper results were <0.03%.

A single additional hole was completed in 1994, in the east vein-breccia system.  The hole intersected a series of weakly silicified zones and veinlet stockworks with associated anomalous Ag, Au, Cu, Pb and Zn values but was not driven far enough to pass though the entire structure.

Recent and Anticipated Exploration

In January 2005, the Company had retained a geophysics contractor to conduct an IP survey on the La Preciosa property. During the second quarter, the survey was completed and a number of targets were identified. In February 2005, management signed an agreement with Major Drilling de Mexico, S.A. de C.V. to undertake a drilling program, initially estimated at approximately 5,000 metres. In May, based on the results to that point, the Company extended the program for an additional 5,000 metres, and engaged a second drill capable of greater depths. The Company continues to drill to the south to extend this mineralized zone. The work on the property has also met the full expenditure requirements on the La Preciosa property work-in agreement, entitling the Company to as much as a 75 per cent equity position.

At this time, the Company has completed 32 holes and released results for 26 holes. The drilling has expanded the strike length of the vein set to a length of approximately 1.4 kilometres, and every hole has intercepted the vein targets. The Company has committed to a third phase, which provides for an additional 10,000 metres, and work has commenced.

2. Santa Monica Property

The Santa Monica Property is without known reserves and the work being done by Orko Silver is exploratory in nature. Orko Silver’s interest in this property stemmed from earlier work, as described below, that was done in the area.

Acquisition of Interest

Under an agreement dated May 11, 2004, Orko Silver acquired an option to earn a 51% interest in the Santa Monica Property, from Minas San Luis S.A. de C.V, by incurring US$1 million in exploration and development expenditures over the next five years and issuing 100,000 shares of the Company, 50,000 shares upon acceptance by the TSX Venture Exchange and 50,000 shares on the first anniversary of such date. Orko Silver can earn another 24% by expending an additional US$500,000 by the end of the sixth year. Upon earning a 75% interest, Minas San Luis will then have a 90 day option period to buy back an undivided 35% right, title and interest in the Santa Monica Property by paying the Orko Silver US$1.5 million. Should Minas San Luis exercise this back-in right, it will have an undivided 60% interest and Orko Silver an undivided 40% interest in the Santa Monica Property. Orko will issue 50,000 shares of its stock to Minas San Luis within five business days after the day upon which the agreement has been accepted for filing by the TSX Venture Exchange, and an additional 50,000 shares on or before the day, which is 12 months after such acceptance date.

Location

The Santa Monica Property covers over 16,000 hectares and is located approximately one hour and a half away by paved road from the City of Durango, in Durango State, Mexico.  The Property is adjacent to the La Preciosa project.

Exploration History

The Santa Monica sector covers sections of a broad, north-south trending valley that is filled with alluvium and basalt flows.  This area has seen little exploration, but has scattered zones of quartz vein float and is considered to have potential for subcropping or shallow “blind” epithermal mineralization under the thin veneer of alluvium and basalt.

Anticipated Exploration

While work was planned for the Santa Monica property in November, the progress on La Preciosa has warranted more intense focus on this property and consequently the start up on Santa Monica was deferred. Work on Santa Monica will commence in March, 2006, with initial soil sampling and geophysics.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 10/31/2005, 10/31/2004, 10/31/2003 and 10/31/2002 should be read in conjunction with the financial statements of Orko Silver and the notes thereto.

Overview

During Fiscal 2001 and Fiscal 2002, ended October 31st, the Company did not raise any capital through the sale of common shares.

During Fiscal 2003, ended October 31st, the Company raised $516,750 through the sale of 2,117,000 shares. (This private placement is described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

During Fiscal 2004, ended October 31st, the Company raised $504,000 through the sale of 6,300,000 shares. (This private placement is described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

During Fiscal 2005, ended October 31st, the Company raised $1,645,500 through the sale of 7,450,000 shares. (This private placement is described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

Subsequent to October 31, 2005, the Company has raised $6,279,700 through the sale of 19,465,902 shares in two private placement financings. (These private placements are described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

Results of Operations

Fiscal 2005 Ended 10/31/2005 vs. Fiscal 2004 Ended 10/31/2004

The Company had no income from operations during the fiscal years ended 10/31/2005 and 10/31/2004.

During the fiscal year ended 10/31/2005 the Company continued doing exploration work on its properties located in Mexico.

During Fiscal 2005, the Company incurred exploration costs of $1,793,762 on its La Preciosa property. This is significantly higher than the expenditures incurred during Fiscal 2004 of $40,755. The increase was due to the drilling costs related to the initial 5,000 meter drilling program initiated during the year. This program was extended an additional 5,000 meters, and subsequent to October 31, 2005, has been extended further. Of the total costs incurred, drilling costs to the year-end aggregated $1,306,202, geological costs were $163,277, the geophysical program conducted early in the year amounted to $96,712, site costs were $166,904 and general exploration costs incurred totaled $60,666.

In addition, the Company incurred general expenses aggregating $1,141,433, which is significantly higher than the costs of $360,219 incurred in 2004. The higher costs reflect management’s support of the exploration work and costs associated with both increasing market and investor awareness of the Company’s progress to date and travel to complete the necessary financing activity required to fund the program. As a result of these efforts expenses increased during Fiscal 2005 as compared to Fiscal 2004. Significant increases occurred in the following expense categories: consulting fees at $205,373, up 195 per cent from $69,688 incurred in 2004, investor and public relations costs of $68,534 for the current year, up from only $4,755 in the prior year, office expenses of $51,334, 127 per cent higher than those incurred in 2004 of $22,629, and travel costs of $141,063 for 2005 compared to $36,860 in the prior year. Further, a very significant non-cash charge amounting to $459,418, which represents 40 per cent of the total general expense, was required to be recorded to reflect the imputed cost of incentive options granted late in the year to staff and key advisors to the Company. In the prior year, the non-cash charge was only $32,852.

Overall, the Company incurred a loss of $2,930,983 or $0.11 per share for the year, whereas in 2004, the loss was $465,567 or $0.02 per share.

The loss for 2005 includes approximately $1.8 million in drilling and other exploration costs incurred on the La Preciosa property. The loss also includes approximately $460,000 in stock-based compensation for options granted in 2005 and prior years. The loss for 2004 includes the write-off of the Red Lake property costs of approximately $66,000 incurred in 2003 following the Company’s decision not to proceed with further work on the property and recorded in the first quarter of the year. In the following quarters, only costs to sustain the Company were incurred, but in the fourth quarter, costs rose reflecting the initial geophysical work on the La Preciosa property. In 2003, the loss was comparable to that of 2004 coincidentally as the drilling costs incurred on the Red Lake property amounting to approximately $270,000 were included, together with the sustaining costs for the year.

Fiscal 2004 Ended 10/31/2004 vs. Fiscal 2003 Ended 10/31/2003

The Company had no income from operations during the fiscal years ended 10/31/2004 and 10/31/2003.

During the fiscal year ended 10/31/2004 the Company initiated exploration work on its properties located in Mexico, and wrote off its investment in the Red Lake Project in Ontario.

The Company reported a loss of ($465,567) or ($0.02) per share compared to a loss of ($465,402) or ($0.04) per share during the previous year.

For the fiscal year ended 10/31/2004, the Company incurred general operating costs aggregating $360,219, which was approximately 19% higher than the comparable costs of $303,411 incurred for the fiscal year ended 10/31/2003.  The higher costs reflected higher management fees of $96,000, up from $41,700, and a first-time charge for the imputed, non-cash value of the stock options granted in 2004 to directors, officers and others, which amounted to $32,852. The higher management fees reflected the costs of additional staff hired, as a result of the need created by the increased level of exploration work at the La Preciosa property and the financing activity, which occurred during Fiscal 2004. Offsetting these increases, professional fees were lower at $42,666, down 34% from the prior year level of $64,233, and travel expenses of $36,860 were 34% lower than the 2003 level of $55,730.  The higher prior year costs resulted from the Company’s involvement in the Red Lake Project. All other cost levels were essentially comparable to those of the prior year.

During the year ended 10/31/2004, the Company incurred initial exploration costs on the La Preciosa property of $40,755, down significantly from the much higher expenditures incurred during Fiscal 2003 of $273,976 on the Red Lake property located in Northern Ontario.  In addition, in the first quarter of Fiscal 2004, the Company wrote off its remaining Red Lake property costs amounting to $66,000.

Fiscal 2003 Ended 10/31/2003 vs. Fiscal 2002 Ended 10/31/2002

The Company had no income from operations during the fiscal years ended 10/31/2003 and 10/31/2002.

During the fiscal year ended 10/31/2003 the Company continued doing exploration work on its properties located in the Red Lake District in Ontario.

During the fiscal year ended 10/31/2003, the Company reported a loss of ($465,402) or ($0.04) per share compared to a loss of ($423,369) or ($0.04) per share during the year ended 10/31/2002, an increase in loss by $42,033. The increase in loss was attributable to the fact that during Fiscal 2003 the Company began to explore for minerals, and incurred costs of $273,976, an activity which did not occur during Fiscal 2002.

During the fiscal year ended 10/31/2003, the Company incurred corporate costs aggregating $303,411, which is approximately 14% less than the comparable costs of $353,845 incurred during Fiscal 2002.  These lower total costs resulted primarily from the absence of any bad debt expense in the current period, whereas in 2002, the Company suffered a bad debt expense of $116,813.  Costs generally were fairly comparable to those incurred in the prior year except that management fees rose to $41,700 up from $6,149 due the higher activity this year with the financing and the drilling activities, and travel costs amounted to $55,730, whereas no comparable costs were incurred in 2002.  The higher travel was incurred primarily in conjunction with the financing in the year.

In an effort to conserve capital during the fiscal year ended 10/31/2003, the Company did reduce discretionary internal expenses. Reductions also occurred in the expense categories of bank charges and interest, consulting fees, exchange loss, and professional fees. The reduction in these expenses totaled $52,112. The Company decided to reduce these expenses to preserve cash in order to allow further exploration activity.

Fiscal 2002 Ended 10/31/2002 vs. Fiscal 2001 Ended 10/31/2001

The company had no income from operations during the fiscal years ended 10/31/2002 and 10/31/2001.

The Company remained inactive during the fiscal year ended 10/31/2002 and its operating costs represented essentially the costs for maintaining its corporate operations and amounted to $353,845 for the year ended 10/31/2002, which was 93% higher than the costs incurred in the prior year of $183,754.  The higher costs resulted from higher professional fees of $86,016 incurred during Fiscal 2002 to provide the necessary corporate filings for the changes of business applications; first to a technology investor and then reverting the Company back to mining, as compared to $19,647 in the prior year.  In addition, costs included a one-time bad debt write-off amounting to $116,813 for the Company’s un-recovered proceeds from the sale of its NetPaper investment.  The purchaser became bankrupt during the collection period due to the poor investment conditions, which necessitated this write-off.  Also, interest costs rose during Fiscal 2002 to $20,091, incurred on a loan taken to make the initial investments as part of the change of business strategy.  Interest costs in the prior fiscal year were lower at $963.  In contrast, travel costs of $25,074 were incurred in the prior year whereas none were incurred in 2002. These travel costs resulted from investigation by the Company of potential investments.   All other operating costs were comparable from year to year.

In the category of “other items”, the Company incurred a loss in the carrying value of its investments in TNR Resources Ltd. and Soho Resources Corporation. These declines resulted in charges to earnings amounting to $83,607 during Fiscal 2002 and $192,760 in the Fiscal 2001.  The write-down during Fiscal 2002 was partially offset by a gain on the sale of TNR shares, which amounted to $13,871.

For the fiscal year ended 10/31/2002 the Company incurred a net loss of ($423,369), compared to a net loss of ($368,136) for the fiscal year ended 10/31/2001, which was a 15% increase in net loss.

Liquidity and Capital Resources

Fiscal 2005 ended 10/31/2005

The Company’s financial position strengthened from the opening level of $43,591 at the beginning of the fiscal year to the fiscal year end level of $229,647. During the fiscal year to fund the drilling program and other operating costs, the Company was successful in completing three private placements and having a significant number of its outstanding warrants and options exercised. In total, 6,620,000 warrants and 690,000 options, provided additional funds of $668,000 and $72,600 respectively.

These inflows together with the funds on hand served to fund the cash operating loss of $2,200,044 after accounting for the changes in non-cash expenses and working capital items, bringing the Company’s cash position to the closing level of $229,647.

As part of the acquisition terms, the Company has commitments for both the La Preciosa and the Santa Monica properties, and must issue 50,000 common shares to the optionor upon acceptance by the TSX Venture Exchange and an additional 50,000 common shares for each property following one year from the date of approval. The Company has issued 100,000 shares pursuant to these terms, recorded at a value of $42,000. Also, as stated above, the agreement requires that the Company incur expenditures over the next five years amounting to US$1 million to earn its working interest on each property. The required expenditures are as follows:

	La Preciosa	Santa Monica
	(US$)	(US$)
Year 1	$ 50,000	$ 75,000
Year 2	100,000	100,000
Year 3	150,000	125,000
Year 4	250,000	250,000
Year 5	450,000	450,000

To October 31, 2005, the Company has incurred aggregate expenditures on the La Preciosa property of CDN $1,834,517 or US $1,553,096, and has consequently fulfilled its commitment per the agreement. While it has incurred no expenditures as yet on the Santa Monica property, Goldcorp, an unrelated public company which is the optionor, has acknowledged the Company’s focus on La Preciosa and its commitment of funds to this exploratory work, and has accepted the Company’s commitment to catch up on the required expenditures on the Santa Monica property in the near term. The Company’s initial program is planned at this point and scheduled to commence in March 2006.

Fiscal 2004 ended 10/31/2004

The Company’s financial position declined by $206,481 from the opening level of $250,072 at 11/1/2002 to $43,591 at the fiscal year-end on October 31, 2003. During Fiscal 2002, share subscriptions amounting to $342,000 had been received immediately prior to the year-end, which gave rise to the high opening cash balance. During the first quarter of Fiscal 2003, these funds were supplemented by additional funds of $162,000 received to complete the private placement of 6,300,000 Special Warrant units.

The accumulated cash, comprised of the opening cash of $250,072 together with the net proceeds from the final tranche of $162,000, served to fund the Company’s net loss, the impact of which, after adjustment for non-cash items, primarily the property write-off of $66,000 and the stock-based compensation charge of $32,852 amounted to $368,073. Consequently, cash on hand of only $43,591 remained at year-end.

US GAAP Reconciliation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from those generally accepted in the United States of America (“US GAAP”) or from practices prescribed by the Securities and Exchange Commission (“SEC”) with regard to stock-based compensation. Under Canadian GAAP compensation expense must be recorded for stock options granted to directors, officers and employees that are exercisable at the market price at the time granted, whereas no expense is recorded for such items under US GAAP. The effect of this difference is as follows:

	2005 $	2004 $

a) Contributed surplus

Stated amount under Canadian GAAP	461,770	32,852
Adjustment for stock-based compensation	341,918	21,592

Amount under US GAAP	119,852	11,260

b) Deficit

Stated amount under Canadian GAAP	7,372,409	4,441,426
Adjustment for stock-based compensation	341,918	21,592

Amount under US GAAP	7,030,491	4,419,834

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

--- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after 8/1/2003. Effective 8/1/2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after 5/1/2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•

a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

•

a long-lived asset can only be classified as held for sale if certain criteria are met;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

a loss recognized on classification of an asset as held for sale does not include future operating losses;

•

discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•

the income statement display of discontinued operations is unchanged from previous display; and,

•

various disclosures related to the disposal of long-lived assets is required.

The Company currently has no assets subject to the application of Handbook Section 3475 to its financial position and results of operations.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after 1/31/2003 must be consolidated immediately. VIE’s existing prior to 2/1/2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE’s which will require consolidation.

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after 7/1/2003. The Company adopted the provisions of SFAS No. 149 for US GAAP purposes on 1/1/2003 and adopted the provision of EIC 128 on 1/ 1/2003.  The adoption of these pronouncements is not expected to have a material effect on the Company’s financial statements.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This Statement requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets, except for certain obligations of lessees.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that it does not have any asset retirement obligations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

3/15/2006

_______________________________________________________________________

Name	Age	Date First Elected or Appointed

Ross Wilmot, CFO/Director	62	4/30/1997
Gary Cope, President/Director	48	9/9/2003
George Cavey, Director	51	12/4/2003
Pierre Besuchet, Director	73	12/26/2003
Linda Robertson, Corporate Secretary	43	01/16/2003

_______________________________________________________________________

Gary Cope has been the President and Director of the Company since 9/9/2003. Mr. Cope possesses an extensive background in varied business financial experience including an investment advisor, corporate finance consultant to natural resource companies and experience as a senior officer and director of public companies.  Among his credentials, Mr. Cope was the President and CEO of Eaglecrest Explorations Ltd., during which time he helped raise approximately $12 million for the San Simon project in Bolivia.  Mr. Cope is also President & CEO of Orex Ventures Inc.  He currently devotes 50% of his time to his duties as the President of the Company.

Ross Wilmot has been Chief Financial Officer and a Director of the Company since 4/30/1997. Mr. Wilmot is a Chartered Accountant providing financial management services to public companies. Mr. Wilmot is a Director and/or Officer of several public resource and technology companies listed on the TSX Venture Exchange and OTCBB.  He devotes 30% of his time to the affairs of the Company.

George Cavey has been a Director of the Company since 12/4/2003. Mr. Cavey is the President of OreQuest Consultants Ltd. and in this capacity has supervised mineral exploration projects throughout North, South, and Central America as well as Africa since 1982. He is past president of the Canadian Council of Professional Geoscientists serves on the Canadian Securities Administrators Mining Technical Monitoring and Advisory Committee, and was the recipient of the 2004 C.J. Westerman Memorial Award - BC's highest recognition award for a professional geoscientist for his outstanding and professional contributions. In addition, Mr. Cavey occasionally acts as a consultant to both the BC Securities Commission and the TSX Venture Exchange in matters relating to mining and mineral exploration disclosure issues.  Mr. Cavey devotes 20% of his time to the affairs of the Company.

Pierre Besuchet has been a Director of the Company since 12/26/2003. Mr. Besuchet is an experienced and highly respected professional who currently operates his own investment banking research and asset Management Company. Mr. Besuchet is best known for his many years in the Swiss banking community where he held senior management positions in Geneva, including Union Bank of Switzerland, Banque Nationale de Paris, and Credit Suisse. He also serves as a Director of several European and North American public companies, including Lion Mining Corp. Ltd., South Atlantic Ventures Ltd. (Lundin Group), and Etruscan Resources Inc.  He spends 10% of his time on the affairs of the Company.

Linda Robertson has been the Corporate Secretary of the Company since January 16, 2004. Ms. Robertson provides corporate secretarial and administrative services to public companies on a consulting basis. She has also spent several years as a Human Resource and Administrative consultant, and previously held various managerial positions within two major banking institutions. Ms. Robertson has a Diploma in Business Administration. Ms. Robertson devotes 20% of her time to the affairs of the Company.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony, except that

On April 3, 2002, while Mr. Wilmot was a director and officer of the Company, the Company became subject to a cease trade order in British Columbia for failure to file its financial statements for the year ended October 31, 2001, and for the first quarter ended January 31, 2002 (collectively the “Financial Statements”). On April 5, 2002, two days after the imposition of the cease trade order, the Company filed the Financial Statements together with accompanying Annual and Quarterly reports. On April 8, 2002, the British Columbia Securities Commission issued a variation order setting aside the cease trade order. As a result of the cease trade order, the Exchange suspended trading in the Company’s shares. Despite the lifting of the cease trade order, the Exchange did not reinstate trading until the Company met its Tier Maintenance requirements, on November 4, 2002.

On June 10, 2003, while Mr. Wilmot was a director and officer of CTF Technologies Inc. (“CTF”), that company became subject to a cease trade order in British Columbia for failure to file its financial statements for the year ended December 31, 2002, and for the first quarter ended March 31, 2003, due to the Company’s determination in late 2002 that an accounting change to the manner in which it accounted for some of its revenues would be appropriate. CTF is still in the process of preparing financial statements for those periods, and restated financial statements for the prior four years, in accordance with these accounting changes and in securing audit approval of the required adjustments. As of December 31, 2005, the cease trade order on CTF remains in effect.

On May 27, 2004, while Mr. Wilmot was a director and officer of Verb Exchange Inc. (“Verb”), he, together with the other directors and officers of Verb, voluntarily agreed to and became subject to a “management” cease trade order in British Columbia in respect of Verb’s failure to file its financial statements. The statements were filed and the cease trade order revoked on June 29, 2004, and

On September 13, 2004, while Mr. Wilmot was a director of Verb, the company and its subsidiaries filed a notice of intention to file a proposal under the Bankruptcy and Insolvency Act, with the intention of submitting a proposal to its creditors with respect to the restructuring of Verb. The proposal was subsequently accepted by the creditors of Verb, and approved by the Supreme Court of British Columbia.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 10/31/2005 was $68,000, paid to Gary Cope, the President of the Company and $33,100, paid to Ross Wilmot, the Chief Financial Officer of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other		Restricted		All
				Annual	Securities	Shares or		other
Name and Principal				Compen-	Under	Restricted	LTIP	Compen
Position	Year	Salary	Bonus	sation	Options	Shares	Payouts	-sation
		($)	($)	($)	(#)	Units	($)	($)
						($)
Gary Cope	2005	Nil	Nil	$68,000	275,000	Nil	Nil	Nil
President	2004	Nil	Nil	$60,000	Nil	Nil	Nil	Nil
	2003	Nil	Nil	$15,000	335,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Ross Wilmot	2005	Nil	Nil	33,100	100,000	Nil	Nil	Nil
Chief Financial Officer	2004	Nil	Nil	$28,500	Nil	Nil	Nil	Nil
	2003	Nil	Nil	$41,700	150,000	Nil	Nil	Nil
	2002	Nil	Nil	$6,000	Nil	Nil	Nil	Nil

Table No. 7

Stock Option Grants since 10/12/2000

Name of Optionee	No. of Optioned Shares Remaining	Totals	Exercise Price	Original Date of Grant (1)	Expiry Date
Officers/Director:
Pierre Besuchet	100,000	100,000	$0.40	6/16/2005	6/26/2007

George Cavey (a)	40,000		$0.45	09/21/2005	09/21/2007
George Cavey (b)	260,000		$0.22	12/04/2003	12/04/2007
George Cavey		300,000

Gary Cope (c)	335,000		$.11	10/21/2003	10/21/2008
Gary Cope (a)	275,000		$.45	09/21/2005	09/21/2007
Gary Cope		610,000

Linda Robertson (c)	25,000		$0.11	10/21/2003	10/21/2008
Linda Robertson		25,000

Ross Wilmot (c)	150,000		$.11	10/21/2003	10/21/2008
Ross Wilmot (a)	100,000		$.45	09/21/2005	09/21/2007
Ross Wilmot		250,000

Employees and Consultants	405,000		$.11	10/21/2003	10/21/2008
	90,000		$.13	11/30/2004	11/30/2006
	100,000		$.195	01/19/2005	01/19/2007
	100,000		$.25	01/28/2005	01/30/2007
	25,000		$.30	04/11/2005	04/11/2007
	50,000		$.24	04/22/2005	04/22/2007
	100,000		$.40	06/16/2005	06/16/2007
	200,000		$.54	08/30/2005	08/30/2007
	675,000		$.45	09/21/2005	09/21/2007
		1,745,000
Total Number of Shares:		3,030,000

(1)

The market value of the common stock at the date of the option grant is disclosed below.

a.

$.45

b.

$.20

c.

$.14

_______________________________________________________________________

_______________________________________________________________________

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2005

Fiscal Yearend Unexercised Stock Options

Fiscal Year end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

No stock options were exercised by Senior Management or Directors during Fiscal 2005.

Director Compensation.  Orko Silver has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Orko Silver other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  Orko Silver may grant stock options to Directors, Senior Management and employees.  3,030,000 stock options have been granted and 690,000 were exercised during Fiscal 2005 ended 10/31/2005. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  Should a change in control of the Company occur, the Company’s contractual arrangement with the President provides that a lump sum payment equal to one year salary at the then stipulated rate must be paid. The Company has no other plans or arrangements in respect of remuneration received or that may be received by Executive Officers of Orko Silver in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., Orko Silver had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Orko Silver's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by Orko Silver during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

Orko Silver has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Orko Silver and reviews with the independent auditors the scope and results of Orko Silver’s audits, Orko Silver’s internal accounting controls, and the professional services furnished by the independent auditors to Orko Silver.  The current members of the Audit Committee are: Mr. Gary Cope, Mr. Ross Wilmot, and Mr. Pierre Besuchet.  The Audit Committee met four times during the year ended 10/31/2005.

6.D.  Employees

As of 3/15/2006, Orko Silver had no employees in Canada and one employee in Mexico, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 3/15/2006, Directors and Senior Management who beneficially own Orko Silver's voting securities, consisting solely of common shares, and the amount of Orko Silver’s voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

_______________________________________________________________________

_______________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Pierre Besuchet (1)	100,000	0.18%
Common	George Cavey (2)	300,000	0.53%
Common	Gary Cope (3)	829,000	1.45%
Common	Linda Robertson (4)	25,000	0.04%
Common	Ross Wilmot (5)	250,000	0.44%

	Total Directors/Management 5% Holders	1,504,000	2.60%

(1)

100,000 of these shares are represented by share purchase options.

(2)

300,000 of these shares are represented by share purchase options.

(3)

610,000 of these shares are represented by share purchase options.

(4)

25,000 of these shares are represented by share purchase options.

(5)

250,000 of these shares are represented by share purchase options.

# Based on 56,572,471 shares outstanding as of 3/15/2006

Stock Options.  The terms of incentive options grantable by Orko Silver are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  Orko Silver adopted a formal written stock option plan (the "Plan") on 4/13/2005. (A copy of Orko Silver’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; are described below.

The principal purposes of Orko Silver’s stock option program are to (a) assist the Company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers of Orko Silver.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of Orko Silver or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to Orko Silver; (c) any other person or company engaged to provide ongoing consulting services to Orko Silver or any entity controlled by Orko Silver or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, Orko Silver must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of Orko Silver or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, Orko Silver shall grant options under the Plan.

The Plan provides that the aggregate number of shares of Orko Silver, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of Orko Silver.  Orko Silver shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which Orko Silver’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as Orko Silver shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of Orko Silver to issue such shares shall terminate and any option exercise price paid to Orko Silver shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of five years from grant date;

(c)

options to acquire no more than 5% of the issued shares of Orko Silver may be granted to any one individual in any 12-month period;

(d)

options to acquire no more than 2% of the issued shares of Orko Silver may be granted to any one consultant in any 12-month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of Orko Silver may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)

options to acquire no more than 10% of the issued shares of Orko Silver may be granted to any insiders in any 12-month period;

(g)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by Orko Silver  to provide investor relations activities; and

(i)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of Orko Silver’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of Orko Silver’s common shares for a particular Award Date will typically be the closing trading price of Orko Silver’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of Orko Silver on any stock exchange on which the shares are listed or dealing network on which the shares of Orko Silver trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  Orko Silver will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of Orko Silver to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 10/31/2005, as well as the number of options granted to Directors and independent contractors.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  Orko Silver’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 10/31/2005, Orko Silver’s shareholders’ list showed 35,022,069 common shares outstanding and 111 registered shareholders.  Orko Silver has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 87 holders of record" resident in Canada, holding 32,837,669 common shares;  8 “holders of record" resident in the USA, holding 21,600 common shares; and, 16 holders of record resident elsewhere holding 2,162,800 common shares.

7.A.3.  Control of the Company

Orko Silver is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  Orko Silver is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

a)

Included in the determination of net loss for the year ended 10/31/2005, at their exchange amounts are management fees of $106,100 (2004: $96,000) to a director and a company related by one or more common directors. These individuals are Ross Wilmot and Gary Cope.

b)

Included in accounts payable is $3,317 (2004: $3,539) due to this related party: Ross Wilmot.

Accounting Fees

Orko Silver paid accounting fees of $4,300 and $3,900 to Manning Elliott, Chartered Accountants during the years ended 10/31/2005 and 10/31/2004, respectively.

Indirect Payments to Gary Cope, President and/or Ross Wilmot, CFO

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors at 10/31/2005, other than $3,317 payable to a company controlled by a Director and $268 to an Officer. These individuals are Ross Wilmot and Linda Robertson.

There have been no transactions since 10/31/2005, or proposed transactions, which have materially affected or will materially affect Orko Silver in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

Orko Silver’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Orko Silver, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Manning Elliott, Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2005/2004 Ended October 31st

  Fiscal 2003/2002 Ended October 31st

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of Orko Silver do not know of any material, active or pending, legal proceedings against them; nor is Orko Silver involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of Orko Silver know of no active or pending proceedings against anyone that might materially adversely affect an interest of Orko Silver.

8.B.  Significant Changes

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "OK".  Orko Silver applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on August 5, 1983. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”. Its trading symbol “OK” remains unchanged.

Table No. 10 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last eight fiscal quarters, and last five fiscal years.

_______________________________________________________________________

_______________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 02/28/2006	$0.540	$0.400
Month Ended 01/31/2006	$0.570	$0.300
Month Ended 12/31/2005	$0.345	$0.210
Month Ended 11/30/2905	$0.450	$0.310
Month Ended 10/31/2005	$0.550	$0.410
Month Ended 09/30/2005	$0.540	$0.350

Fiscal Year Ended 10/31/2005	$0.600	$0.100
Fiscal Year Ended 10/31/2004	$0.290	$0.040
Fiscal Year Ended 10/31/2003	$0.280	$0.070
Fiscal Year Ended 10/31/2002	$0.300	$0.210
Fiscal Year Ended 10/31/2001	$1.050	$0.210
Fiscal Year Ended 10/31/2000	$1.270	$0.250

Fiscal Quarter Ended 01/31/2006	$0.570	$0.210
Fiscal Quarter Ended 10/31/2005	$0.600	$0.245
Fiscal Quarter Ended 07/31/2005	$0.440	$0.245
Fiscal Quarter Ended 04/30/2005	$0.340	$0.190
Fiscal Quarter Ended 01/31/2005	$0.295	$0.100
Fiscal Quarter Ended 10/31/2004	$0.125	$0.050
Fiscal Quarter Ended 07/31/2004	$0.100	$0.040
Fiscal Quarter Ended 04/30/2004	$0.155	$0.075

________________________________________________________________________

_______________________________________________________________________

9.A.5.  Common  Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of Orko Silver consists of 100,000,000 common shares without par value.

Pacific Corporate Trust Company of Canada (located at 625 Howe Street, 10th Floor, Vancouver, British Columbia Canada V6C 3B8) is the registrar and transfer agent for the common shares.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 14 lists, as of 3/15/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 14

Share Purchase Warrants Outstanding

_______________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

03/14/2005	2,445,000	1,875,000	$.15	$.15	03/14/2007
08/17/2005	2,592,000	2,539,500	$.30	$.30	08/17/2007
08/17/2005	212,343	212,343	$.35	$.35	08/17/2007
02/10/2006	11,701,382	11,641,382	$0.40	N/A	02/10/2007
03/02/2006	9,031,520	9,031,520	$0.50	N/A	09/02/2007
Totals	25,982,245

_______________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia. Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 10/31/2005, there were 100,000,000 common shares authorized.

As of 10/31/2005, there were 35,022,069 common share issued.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 8 and Table No. 10.---

10.A.6.  History of Share Capital

Orko Silver has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2001	Nil	N/A	N/A

Fiscal 2002	Nil	N/A	N/A

Fiscal 2003	Private Placement	2,117,000	$516,750
	Property acquisition	100,000	$25,000

Fiscal 2004	Private Placement	6,300,000	$504,000
	Issued for services	380,000	$30,400
	Issued for debt	400,000	$32,000

Fiscal 2005	Private Placement	2,250,000	$337,500
	Finder’s Fee	195,000	$29,250
	Property acquisition	100,000	$65,000
	Private Placement	4,800,000	$1,200,000
	Private Placement	400,000	$108,000
	Finder’s fee	384,000	$96,000
	Finder’s fee	24,685	6,665
	Exercise of options	690,000	$72,600
	Exercise of warrants	6,620,000	$668,000

Fiscal 2006 to date	Private Placement	10,667,332	$3,200,200
	Finder’s fee	1,034,050	$310,215
	Private Placement	8,798,570	$3,079,500
	Finder’s fee	232,950	$81,533

_____________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

The Company was incorporated under the Company Act (British Columbia) on 8/5/1983. Upon replacement of the Company Act (British Columbia) by the British Columbia Business Corporation Act in 2004, management approved the transition of the Company under the new Act. At the Company’s Annual and Special General Meeting held on 4/13/2005, shareholders approved new Corporate Articles.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s articles and bylaws a director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction.

Part 16 of the Company’s bylaws address the powers and duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

2)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;

4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company.

The Company may determine that directors may receive remuneration for acting as directors. Any remuneration will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such. The Company must also reimburse each director for the reasonable expenses that he or she may incur in or about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors is outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors and such remuneration may be either in addition to or substitution for any other remuneration they may be entitled to receive.

Article 21 deals with Indemnification of individuals. The directors must cause the Company to indemnify its officers and directors, and former officers and directors, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the Business Corporations Act. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section. Subject to any restrictions in the Act, the Company may indemnify any other person. The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part. The Company may also purchase insurance for any persons classified as above.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by special resolution, create, define, and attach special rights or restrictions on any shares and by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles to vary or delete any special rights and restrictions attached to any shares.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Corporations Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s current Articles has been filed as an exhibit to this Registration Statement.

10.C.  Material Contracts

The Company currently has 2 material contracts in effect.

1.  La Preciosa Project

Under an agreement dated November 17, 2003 between the Company, Minas San Luis S.A. de C.V (“Minas San Luis”), a subsidiary of Wheaton River Minerals Ltd. (“Wheaton River”) through Luismin, S.A. de C.V. (“Luismin”), and with Minera Thesalia, S.A. de C.V., another subsidiary of Wheaton River, the Company can earn an initial 51% interest in the La Preciosa project by incurring US$ 1,000,000 in exploration and development expenditures over 5 years under the following schedule:

(i)

FIFTY THOUSAND ($50,000) DOLLARS on or before the day which is one (1) year after the Acceptance Date,

(ii)

an additional ONE HUNDRED THOUSAND ($100,000) DOLLARS on or before the day which is two (2) years after the Acceptance Date,

(iii)

an additional ONE HUNDRED AND FIFTY THOUSAND ($150,000) DOLLARS on or before the day which is three (3) years after the Acceptance Date,

(iv)

an additional TWO HUNDRED AND FIFTY THOUSAND ($250,000) DOLLARS on or before the day which is four (4) years after the Acceptance Date, and

(v)

an additional FOUR HUNDRED AND FIFTY THOUSAND ($450,000) DOLLARS on or before the day which is five (5) years after the Acceptance Date.

The Company will also issue 50,000 shares of its stock to Minas San Luis within 5 business days after the day upon which the agreement has been accepted for filing by the TSX Venture Exchange, and an additional 50,000 shares on or before the day, which is 12 months after the acceptance date.

The Company can earn an additional 24% interest in the property for a total interest of 75%. Within sixty days of meeting the obligations listed above, the Company must notify Wheaton of its intent and spend an additional US$500,000 on exploration by the end of the sixth year. Upon the Company earning its 75% interest, Minas San Luis will then have a 90 day option period to buy back to a 60% controlling interest by paying the company US$1,500,000. If Minas San Luis exercises its back-in right, it will have an undivided 60% interest and Orko Silver an undivided 40% interest in the property.

Upon earning the initial 51% interest in the property, the Company and Sanluis will incorporate a new Mexican company ("Newco") to hold the Property, and will each vend their respective interests in the Property for shares of Newco, with the initial ownership thereof reflecting their then respective interests in the Property. Concurrently with such incorporation and vend-in Orko and Sanluis will enter in to a shareholders' agreement setting forth their respective rights and obligations in respect of the management and operation of Newco and the further exploration and development of the Property, which will reflect, as closely as possible, the provisions of this Agreement. If the Company earns an additional 24% interest or upon the exercise by Sanluis of the Back-in Option, if applicable, the holdings of shares of Newco will be reorganized to reflect the respective revised percentage interests of each in Newco.

2.  Santa Monica Project

Under an agreement dated May 11, 2004 between the Company, Minas San Luis S.A. de C.V (“Minas San Luis”), a subsidiary of Wheaton River Minerals Ltd. (“Wheaton River”), through Luismin, S.A. de C.V. (“Luismin”), the Company acquired an option to earn an initial 51% interest in the Santa Monica Property. To earn 51%, the Company must incur US$1,000,000 in exploration and development expenditures over the next five years under the following schedule:

(i)

SEVENTY-FIVE THOUSAND ($75,000) DOLLARS on or before the day which is one (1) year after the Acceptance Date,

(ii)

an additional ONE HUNDRED THOUSAND ($100,000) DOLLARS on or before the day which is two (2) years after the Acceptance Date,

(iii)

an additional ONE HUNDRED AND TWENTY-FIVE THOUSAND ($125,000) DOLLARS on or before the day which is three (3) years after the Acceptance Date,

(iv)

an additional TWO HUNDRED AND FIFTY THOUSAND ($250,000) DOLLARS on or before the day which is four (4) years after the Acceptance Date, and

(v)

an additional FOUR HUNDRED AND FIFTY THOUSAND ($450,000) DOLLARS on or before the day which is five (5) years after the Acceptance Date; and

and issuing 100,000 common shares of the Company;

(i)

50,000 shares upon acceptance by the TSX Venture Exchange; and

(ii)

50,000 shares on the first anniversary of such date.

Within sixty days of meeting the obligations listed above, the Company must notify Wheaton of its intent and spend an additional US$500,000 on exploration by the end of the sixth year. Upon the Company earning its 75% interest, Minas San Luis will then have a 90 day option period to buy back to a 60% controlling interest by paying the company US$1,500,000. If Minas San Luis exercises its back-in right, it will have an undivided 60% interest and Orko Silver an undivided 40% interest in the Santa Monica Property.

Upon earning the initial 51% interest in the property, the Company and Minas San Luis will incorporate a new Mexican company ("Newco") to hold the Property, and will each vend their respective interests in the Property for shares of Newco, with the initial ownership thereof reflecting their then respective interests in the Property. Concurrently with such incorporation and vend-in Orko and Sanluis will enter in to a shareholders' agreement setting forth their respective rights and obligations in respect of the management and operation of Newco and the further exploration and development of the Property, which will reflect, as closely as possible, the provisions of this Agreement. If the Company earns an additional 24% interest or upon the exercise by Sanluis of the Back-in Option, if applicable, the holdings of shares of Newco will be reorganized to reflect the respective revised percentage interests of each in Newco.

Copies of the material contracts have been filed with this Registration Statement.

#

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Orko Silver’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Orko Silver on the right of foreigners to hold or vote securities of Orko Silver, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of Orko Silver by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Orko Silver. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of Orko Silver  (a "U.S. Holder") who deals at arm's length with Orko Silver, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of Orko Silver and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of Orko Silver unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of Orko Silver was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of Orko Silver  at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as Orko Silver, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. Orko Silver believes that it was not a passive foreign investment company for the taxable year ended 12/31/2005 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  Orko Silver will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of Orko Silver.  The TSX Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of Orko Silver's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if Orko Silver’s common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on Orko Silver’s common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on Orko Silver’s common shares.

Under a number of circumstances, United States Investor acquiring shares of Orko Silver may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of Orko Silver will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as Orko Silver, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  Orko Silver believes that it was not a passive foreign investment company for the taxable year ended 10/31/2005 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

Orko Silver has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of Orko Silver is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: Orko Silver is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  Orko Silver has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

Orko Silver’s auditor for its financial statements for each of the preceding three years was Manning Elliott, Independent Chartered Accountants.  Their audit reports on Orko Gold Corporation for Fiscals 2005/2004/2003 are included with the related financial statements in this Registration Statement with their consent. On March 23, 2005, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”.

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Orko Silver carried out an evaluation, under the supervision and with the participation of Orko Silver’s management, including Orko Silver’s President, of the effectiveness of the design and operation of Orko Silver’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President concluded that Orko Silver’s disclosure controls and procedures are effective in timely alerting them to material information relating to Orko Silver required to be included in Orko Silver’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in Orko Silver’s internal control over financial reporting that occurred during Orko Silver’s most recently completed fiscal year ended 10/31/2005 that has materially affected, or is reasonably likely to materially affect, Orko Silver’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in Orko Silver's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ORKO SILVER /AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

Orko Silver’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Orko Silver, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Manning Elliott, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Unaudited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

Orko Silver has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificates of Name Changes, Articles of Incorporation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

a.  La Preciosa Project

Agreement dated November 17, 2003 between the Company, Minas San Luis S.A. de C.V, a subsidiary of Wheaton River Minerals Ltd. through Luismin, S.A. de C.V., and with Minera Thesalia, S.A. de C.V.

b.  Santa Monica Project

Agreement dated May 11, 2004 between the Company, Minas San Luis S.A. de C.V, a subsidiary of Wheaton River Minerals Ltd., through Luismin, S.A. de C.V.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Information Circular/Management Proxy as of March 17, 2006. Auditor Consent dated April 11, 2006 Signature Page

ORKO GOLD CORPORATION FINANCIAL STATEMENTS FOR THE YEARS ENDED OCTOBER 31, 2005 AND 2004

AUDITORS' REPORT

To the Shareholders of

Orko Gold Corporation

We have audited the balance sheets of Orko Gold Corporation as at October 31, 2005 and 2004 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Business Corporations Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Chartered Accountants

Vancouver, British Columbia

December 22, 2005

COMMENTS BY THE AUDITOR FOR U.S. READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the shareholders dated December 22, 2005 is expressed in accordance with Canadian generally accepted auditing standards, which does not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

December 22, 2005

ORKO GOLD CORPORATION

BALANCE SHEETS

AS AT OCTOBER 31, 2005 AND 2004

	2005 $	2004 $

ASSETS

CURRENT ASSETS

Cash	229,647	43,591
Accounts receivable	8,784	4,076

	238,431	47,667

INVESTMENTS (Note 3)	10,439	10,439

CAPITAL ASSETS (Note 4)	4,455	6,650

MINERAL PROPERTIES (Note 5)	42,000	–

	295,325	64,756

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities	317,805	43,771

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)	6,888,159	4,429,559

CONTRIBUTED SURPLUS	461,770	32,852

DEFICIT	(7,372,409)	(4,441,426)

	(22,480)	20,985

	295,325	64,756

APPROVED BY THE BOARD

“Gary Cope”     Director

 Gary Cope

“Ross Wilmot”  Director

 Ross Wilmot

ORKO GOLD CORPORATION

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005 $	2004 $

EXPLORATION AND DEVELOPMENT EXPENSES	1,793,762	40,755

GENERAL EXPENSES

Amortization	2,195	1,714
Bank charges and interest	1,234	599
Consulting fees	205,373	69,688
Exchange loss (gain)	(14,476)	244
Insurance	4,288	4,971
Investor and public relations	68,534	4,755
Management fees	106,100	96,000
Office and miscellaneous	51,334	22,629
Professional fees	55,447	42,666
Rent	24,000	24,000
Repairs and maintenance	2,484	–
Stock-based compensation	459,418	32,852
Telephone and communications	4,930	2,612
Transfer agent and filing fees	29,509	20,629
Travel and entertainment	141,063	36,860

	1,141,433	360,219

OTHER ITEMS

Loss on property abandoned	–	66,000
Interest	(4,212)	(1,407)

	(4,212)	64,593

NET LOSS FOR THE YEAR	2,930,983	465,567

DEFICIT - BEGINNING OF YEAR	4,441,426	3,975,859

DEFICIT - END OF YEAR	7,372,409	4,441,426

BASIC AND DILUTED LOSS PER SHARE	0.11	0.02

ORKO GOLD CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005 $	2004 $

CASH AND CASH EQUIVALENTS FROM (USED IN):

OPERATING ACTIVITIES

Net loss for the year	(2,930,983)	(465,567)

Items not involving cash

Amortization	2,195	1,714
Loss on abandonment of mineral property	–	66,000
Stock-based compensation	459,418	32,852

	(2,469,370)	(365,001)

Change in non-cash working capital items	269,326	(603,819)

	(2,200,044)	(968,820)

FINANCING ACTIVITIES

Issuance of shares	2,386,100	803,748

INVESTING ACTIVITIES

Expenditures on mineral property - net	–	(41,000)
Acquisition of capital assets	–	(409)

	–	(41,409)

INCREASE (DECREASE) IN CASH	186,056	(206,481)

CASH - BEGINNING OF YEAR	43,591	250,072

CASH – END OF YEAR	229,647	43,591

1.

NATURE OF OPERATIONS

The Company, which is listed on the TSX Venture Exchange, is in the business of acquiring and exploring mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement and actual results could differ from estimates used. These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the accounting policies noted below:

a)

Mineral properties

Costs for the acquisition of mineral properties are initially deferred and, once a property is determined to be economically viable, development expenditures on that property are capitalized. All deferred property and capitalized development costs will be amortized following commencement of production, using the unit of production basis. All exploration costs are expensed.

The recorded values for each mineral property and any associated capitalized development costs are reviewed every quarter and, when it is determined that each such aggregate value is no longer appropriate in relation to the property's stage of exploration or development and the current economic viability of the property, or if the property is no longer of interest, its carrying value is adjusted to the estimated net realizable value to the Company.

b)

Capital assets

Computer equipment is recorded at cost less accumulated amortization, amortized on the declining balance basis at 30% per annum.

c)

Investments

Investments in marketable securities are carried at the lower of cost or quoted market value.

d)

Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated by the temporal method with revenue, expenses and non-monetary balances converted at exchange rates prevailing at the transaction dates and monetary balances converted at rates prevailing at year-end with resulting exchange gains and losses recognized in the determination of income.

e)

Loss per share

The Company uses the treasury stock method for the calculation and presentation of both basic and diluted loss per share.

f)

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of six months or less to be cash equivalents.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

g)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the quarter when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimated future cash flows from the asset.

h)

Stock issuance costs

The Company charges all costs relating to issuing shares and raising capital directly to the proceeds of the issue.

i)

Stock-based compensation

Effective November 1, 2003, the Company adopted prospectively, the fair value method to recognize options granted. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

3.

INVESTMENTS

Investments are recorded at the lower of cost and quoted market value, and consist of:

		2005	2004
	Market Value	Cost	Cost
	$	$	$

Marketable securities	64,126	10,439	10,439

4.

CAPITAL ASSETS

			2005	2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Computer equipment	8,364	3,909	4,455	6,650

5.

MINERAL PROPERTIES

a)

In 2002, the Company acquired an option to earn a 60% interest in 20 mineral claims in the Red Lake District, Kenora Mining Division, Ontario, for which it paid $41,000, issued 100,000 shares at $0.25 per share, and incurred $273,976 in exploration expenditures. In December 2003, following a report obtained from an independent professional geologist, management decided not to proceed with this joint venture and wrote off the $66,000 in acquisition costs previously capitalized.

5.

MINERAL PROPERTIES (continued)

b)

In December 2003, the Company acquired an option to earn a 51% interest in the La Preciosa gold/silver project located in the State of Durango, Mexico, from Minas Sanluis S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd. by incurring US$1 million in exploration and development expenditures over the next five years as well as issuing 50,000 shares to Minas Sanluis, upon TSX Venture Exchange approval, and a further 50,000 shares 12 months thereafter. Pursuent to these terms, in 2005, the Company issued 100,000 shares to Minas Sanluis with a fair market value of $42,000. The Company can earn a further 24% interest by expending an additional US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis will have a 90-day option period to buy back up to a 60% controlling interest for US$1,500,000.

c)

In June 2004, the Company acquired an option to earn a 51% interest in a second property, Santa Monica, from Minas Sanluis S.A. de C.V. by incurring expenditures of US$1 million over the next five years as well as issuing 100,000 shares, the first 50,000 shares upon approval by the TSX Venture Exchange and the remaining 50,000 shares 12 months thereafter.

6.

SHARE CAPITAL

Authorized:

100,000,000

Common shares without par value

Issued:

	#	$

October 31, 2003	12,478,384	3,893,559
- Private placement	6,300,000	504,000
- Shares issued for finders' fee	380,000	30,400
- Shares issued for debt settlement	400,000	32,000
Less: Share issue costs	–	(30,400)

	19,558,384	4,429,559

October 31, 2004
- Private placement	7,450,000	1,645,500
- Shares issued for finders' fee	603,685	131,915
- Shares issued for mineral property	100,000	42,000
- Exercise of warrants	6,620,000	668,000
- Exercise of options	690,000	72,600
- Fair value of options exercised	–	30,500
Less: Share issue costs	–	(131,915)

October 31, 2005	35,022,069	6,888,159

a)

Private Placements

i)

During 2005, the Company completed three private placements. The first private placement of 2,250,000 units at $0.15 per unit provided gross proceeds of $337,500. Each unit consists of one share and one share purchase warrant, entitling the holder thereof to purchase an additional share at $0.15 per share until March 14, 2006 and at $0.20 per share until March 14, 2007. In connection with the transaction, the Company issued 195,000 units at a deemed price of $0.15 per unit as a finders' fee.

6.

SHARE CAPITAL (continued)

a)

Private Placements (continued)

ii)

The second private placement in 2005 of 4,800,000 units at $0.25 per unit provided gross proceeds of $1,200,000. Each unit consists of one share and one half of a share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase an additional share at $0.30 per share until August 17, 2007. In connection with the transaction, the Company issued 384,000 units at a deemed price of $0.25 per unit as a finders' fee.

iii)

The third private placement in 2005 of 400,000 units at $0.27 per unit provided gross proceeds of $108,000. Each unit consists of one share and one half of a share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase an additional share at $0.35 per share until August 17, 2007. In connection with the transaction, the Company issued 24,685 units at a deemed price of $0.27 per unit as a finders' fee.

iv)

During 2004, the Company completed a private placement of 6,300,000 units at $0.08 per unit, for gross proceeds of $504,000. Each unit consists of one share and one share purchase warrant, entitling the holder thereof to purchase an additional share for a period of two years at $0.10 per share. In connection with the transaction, the Company issued 380,000 shares at a deemed price of $0.08 per share as a finders' fee. The Company also issued 400,000 units with the same terms at a deemed price of $0.08 per unit, in settlement of $32,000 in debt.

b)

Options

In 2003, the Company adopted a rolling stock option plan (the "Plan") to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the Plan, the Board has the discretion to issue the equivalent of up to 10% of the issued and outstanding share capital of the Company from time to time. Options granted will be for a term of up to 5 years from the date granted and will be exercisable at a price that is not less than the market price on the date granted.

A summary of the Company's stock options outstanding at October 31, 2005 and 2004 and changes during the years then ended, is as follows:

	Number of Options	Weighted Average Exercise Price $

Balance, October 31, 2003	1,245,000	0.11

Granted	610,000	0.15
Expired	–	0.00
Forfeited/cancelled	–	0.00

Balance, October 31, 2004	1,855,000	0.12

Granted	1,865,000	0.35
Exercised	(690,000)	0.11
Forfeited/cancelled	–	0.00

Balance, October 31, 2005	3,030,000	0.26

6.

SHARE CAPITAL (continued)

b)

Options (continued)

Exercise Prices	Number Outstanding	Weighted average remaining contractual life	Number of Shares

$0.11	915,000	3 years	915,000
$0.13	90,000	1.1 years	90,000
$0.195	100,000	1.2 years	100,000
$0.22	260,000	0.1 years	260,000
$0.24	50,000	1.5 years	50,000
$0.25	100,000	1.3 years	100,000
$0.30	25,000	1.4 years	25,000
$0.40	200,000	1.7 years	200,000
$0.45	1,090,000	2.1 years	1,090,000
$0.54	200,000	1.8 years	200,000

	3,030,000		3,030,000

c)

Stock-based compensation

During the year, the Company granted 1,865,000 stock options under its stock option plan. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

2.61% to 3.10%

Expected life of options

2 years

Expected volatility

100%

Expected dividend yield

0.0%

Options granted during 2005 had fair values ranging from $0.05 to $0.24 per share and the Company recorded $459,418 as stock-based compensation with a corresponding credit to contributed surplus which is reclassified to share capital when the options are exercised. $30,500 was reclassified from contributed surplus to share capital in respect of options exercised in 2005.

d)

Warrants

Warrants have been granted and are exercisable in whole or in part allowing the holders to purchase 5,329,343 shares at exercise prices ranging from $0.10 to $0.35 before expiry dates ranging from November 6, 2005 to August 17, 2006.

	Number of Shares	Exercise Price $	Expiry Date

Balance, October 31, 2003 and 2004	6,700,000	0.10	November 6, 2005

Issued with private placements	2,445,000	0.15	March 14, 2007
	2,592,000	0.30	August 17, 2007
	212,343	0.35	August 17, 2007
Exercised	(6,500,000)	0.10
	(120,000)	0.15

Balance, October 31, 2005	5,329,343

7.

RELATED PARTY TRANSACTIONS

a)

Included in the determination of net loss for the year, at their exchange amounts are management fees of $106,100 (2004: $96,000) to a director and a company related by one or more common directors.

b)

Included in accounts payable is $3,317 (2004: $3,539) due to these related parties.

8.

INCOME TAXES

The tax effect (computed by applying the combined Canadian federal and provincial statutory rate of 35.62% (2004 - 35.62%) to the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2005 $	2004 $

Future income tax assets
Non-capital losses carried forward	894,000	669,000
Valuation allowance	(894,000)	(669,000)

Net future income tax asset	–	–

At October 31, 2005, the Company had non-capital losses of $2,509,000 to carry forward to reduce future years' taxable income, expiring as follows:

	$		$

2006	121,000	2010	365,000
2007	186,000	2011	556,000
2008	143,000	2012	313,000
2009	171,000	2013	654,000

At October 31, 2005, the Company had cumulative Canadian Exploration Expenses of approximately $565,000, which are deductible 100% against future years' taxable income and have no expiry date.

At October 31, 2005, the Company had cumulative Canadian Development Expenses of approximately $2,997,000, which are deductible 30% against future years' taxable income and have no expiry date.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

9.

SUBSEQUENT EVENTS

Subsequent to year-end the Company:

a)

issued 100,000 shares at $0.195 per share on the exercise of options, for gross proceeds of $19,500.

b)

issued 200,000 shares at $0.10 per share  and 150,000 shares at $0.15 per share on the exercise of warrants, for gross proceeds of $42,500.

c)

arranged a brokered private placement through Haywood Securities Inc. (the “Agent”) of up to 3,400,000 units, plus an over allotment option of up to a further 3,400,000 units (the “Over Allotment”) at  $0.30 per Unit for gross proceeds of up to $2,040,000. Each unit consists of one share and one share purchase warrant allowing the holder thereof to purchase one additional share for 12 months from the date of closing at $0.40 per share. Upon closing, the Agent will be paid a cash commission, receive 100,000 units as a corporate finance fee,  and be issued Agent’s Warrants representing 10% of the units sold under the offering. Each Agent’s Warrant will be exercisable at $0.30 for one unit of the Company with the same terms and conditions as the units issued under the private placement, for a term of 12 months.

d)

arranged a non-brokered private placement of up to 3,333,333 Units to raise up to $1,000,000. Upon closing, the Company will pay finder’s fees in accordance with TSX Venture Exchange policies in cash or units with the same terms as the units issued under the offering, at the election of the finders..

The Company will use the proceeds from these offerings for general exploration expenses and working capital.

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from those generally accepted in the United States of America (“US GAAP”) or from practices prescribed by the Securities and Exchange Commission (“SEC”) with regard to stock-based compensation. Under Canadian GAAP compensation expense must be recorded for stock options granted to directors, officers and employees that are exercisable at the market price at the time granted, whereas no expense is recorded for such items under US GAAP. The effect of this difference is as follows:

	2005 $	2004 $

a) Contributed surplus

Stated amount under Canadian GAAP	461,770	32,852
Adjustment for stock-based compensation	341,918	21,592

Amount under US GAAP	119,852	11,260

b) Deficit

Stated amount under Canadian GAAP	7,372,409	4,441,426
Adjustment for stock-based compensation	341,918	21,592

Amount under US GAAP	7,030,491	4,419,834

ORKO GOLD CORPORATION

BALANCE SHEETS

AS AT JANUARY 31, 2006 AND OCTOBER 31, 2005 (UNAUDITED)

	January 31, 2006 $	October 31, 2005 $ (Audited)
ASSETS
CURRENT ASSETS
Cash	140,272	229,647
Accounts receivable	10,001	8,784
	150,273	238,431
INVESTMENTS	-	10,439
CAPITAL ASSETS	8,814	4,455
MINERAL PROPERTIES	42,000	42,000
	201,087	295,325
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	113,307	317,805
Bridge loan payable	300,000	-
	413,307	317,805
SHAREHOLDERS' EQUITY
SHARE CAPITAL	7,016,159	6,888,159
SHARE SUBSCRIPTIONS	796,700	-
CONTRIBUTED SURPLUS	450,770	461,770
DEFICIT	(8,475,850)	(7,372,409)
	(212,221)	(22,480)
	201,087	295,325

APPROVED BY THE BOARD

“Gary Cope”

Director

"Ross Wilmot”

Director

ORKO GOLD CORPORATION

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE-MONTH PERIODS ENDED JANUARY 31, 2006 AND 2005 (UNAUDITED)

	Three months ended January 31,
	2006 $	2005 $
EXPLORATION AND DEVELOPMENT EXPENSES (Schedule 1)
Drilling	686,551	-
Geological	56,676	15,550
Geophysical	-	20,637
Site costs	123,056	-
General exploration	38,71	-
	904,993	36,187
GENERAL EXPENSES
Amortization	715	340
Bank charges and interest	54,400	155
Consulting fees	55,661	31,607
Exchange loss (gain)	(3,438)	(24)
Insurance	1,609	1,060
Investor and public relations	10,697	4,990
Management fees	32,450	25,600
Office and miscellaneous	16,229	8,133
Professional fees	9,87	-
Rent	6,000	6,000
Repairs and maintenance	2,467	719
Stock option compensation expense	-	6,973
Telephone	1,099	122
Transfer agent and filing fees	19,228	3,375
Travel and entertainment	40,445	9,402
	247,439	98,451
OTHER ITEMS
Interest income	(867)	(165)
Gain on sale of shares	(48,124	-
	(48,992)	(165)
NET LOSS FOR THE PERIOD	1,103,441	134,473
DEFICIT - BEGINNING OF PERIOD	7,372,409	4,441,426
DEFICIT - END OF PERIOD	8,475,850	4,575,899
BASIC AND DILUTED LOSS PER SHARE	0.03	0.01

ORKO GOLD CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED JANUARY 31, 2006 AND 2005 (UNAUDITED)

	Three Months ended January 31,
	2006 $	2005 $

CASH AND CASH EQUIVALENTS FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	(1,103,441)	(134,473)
Items not involving cash
Amortization	715	340
Stock option compensation	-	6,973
Interest	52,000	-
	(1,050,726)	(127,160)
Change in non-cash working capital items	(195,275)	6,819
	(1,246,001)	(120,341)
INVESTING ACTIVITIES
Acquisition of equipment	(5,074)
FINANCING ACTIVITIES
Issuance of shares for cash	65,000	230,000
Share subscriptions	796,700	-
Bridge loan	300,000	-
	1,161,700	230,000
INCREASE (DECREASE) IN CASH	(89,375)	109,659
CASH - BEGINNING OF PERIOD	229,647	43,591
CASH - END OF PERIOD	140,272	153,250

SCHEDULE 1

ORKO GOLD CORPORATION

STATEMENT OF PROPERTY ACQUISITION AND EXPLORATION EXPENDITURES FOR THE PERIOD ENDED JANUARY 31, 2006

PROPERTY ACQUISITION COSTS	LA PRECIOSA	SANTA MONICA	TOTAL
Balance, October 31, 2005	$21,000	$21,000	$42,000
Additions in the period:	-	-	-
Balance, January 31, 2006	$21,000	$21,000	$42,000
YEAR-TO-DATE EXPLORATION EXPENDITURES
Drilling	$686,551	$-	$686,551
Geological	56,676	-	56,676
Geophysical	-	-	-
Site costs	123,056	-	123,056
General exploration	38,710	-	38,710
Total Expenditures for the period	$904,993	$-	$904,993

TOTAL EXPLORATION EXPENDITURES TO DATE

Drilling	$1,992,753	$-	$1992,753
Geological	257,135	-	257,135
Geophysical	96,712	-	96,712
Site costs	289,960	-	289,960
General exploration	102,949	-	102,949
Total Expenditures to date	$2,739,509	$-	$2,739,509

ORKO GOLD CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED JANUARY 31, 2006 AND 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

1)

BASIS OF PRESENTATION

The interim financial statements of Orko Gold Corporation (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada.  These financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2005, except as described below.  The disclosures included below are incremental to those included with the annual financial statements.  The interim financial statements should be read in conjunction with the audited annual financial statements and the notes thereto in the Company’s annual report for the year ended October 31, 2005.

2)

NATURE OF OPERATIONS AND GOING CONCERN

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and continuing support of creditors.  These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

3)

SIGNIFICANT ACCOUNTING POLICIES

i)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Although these financial statements have, in management’s opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below, actual results could differ from these estimates.

ii)

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments with maturities at acquisition of three months or less.

iii)

Investments

Investments in marketable securities are carried at the lower of cost or quoted market value.

iv)

Mineral Properties, Exploration and Development expenditures

Costs for the acquisition of mineral properties are initially deferred.  All exploration costs are expensed. Following a determination as to the economic viability of a property, all development expenditures on that property are capitalized.  All such deferred property and capitalized development costs will be amortized following commencement of production, using the unit of production basis.

Each quarter, the recorded values assigned to each mineral property and any associated capitalized development costs are tested to ensure that each such aggregate value is appropriate in relation to the property’s stage of exploration or development and the current economic viability of the property. When a property is determined, as a result of this review, to be overvalued or no longer of interest, its carrying value is adjusted to reflect the net realizable value to the Company.

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ORKO GOLD CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED JANUARY 31, 2006 AND 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

3)

SIGNIFICANT ACCOUNTING POLICIES (continued)

v)

Capital assets

Capital assets, which consists of computer hardware, is amortized on the declining balance basis at 30% per annum.

vi)

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable and accounts payable and accrued liabilities and bridge loan payable.

It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values.

vii)

Income Taxes

The Company has unused tax losses, income tax reductions and deductible temporary differences.  However, it will only recognize any future income tax benefit to the extent that these amounts will be more than likely realized.

viii)

Stock Based Compensation

The Company uses the “fair value method” for all options granted. Under the fair value method, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

ix)

Earnings Per Share

The Company follows the “treasury stock method” in the calculation of diluted loss per share which requires the presentation of both basic and diluted loss per share on the face of the statement of operations and deficit regardless of the materiality of the difference between them.

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ORKO GOLD CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED JANUARY 31, 2006 AND 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

4)

SHARE CAPITAL

a)

Authorized: 100,000,000 common shares without par value

b)

Issued and Outstanding:

	No. of Shares	$
Balance, October 31, 2004	19,558,384	4,429,559
Private placement	7,450,000	1,645,500
Shares issued for finders’ fee	603,685	131,915
Shares issued for mineral property	100,000	42,000
Exercise of warrants	6,620,000	668,000
Exercise of options	690,000	72,600
Fair value of options exercised	-	30,500
Less: Share issue costs	-	(131,915)
Balance, October 31, 2005	35,022,069	6,888,159

Shares issued for bridge loan	100,000	52,000
Exercise of warrants	360,000	45,500
Exercise of options	100,000	19,500
Fair value of options exercised	-	11,000
Balance, January 31, 2006	35,582,069	7,016,159

c)

Warrants outstanding:

As at January 31, 2006, warrants outstanding were as follows:

No. of Warrants	Exercise Price	Expiry Date
2,175,000	$0.15	March 14, 2006
2,582,000	$0.30	August 17, 2007
212,343	$0.35	August 17, 2007
4,969,343

d)

Options outstanding:

As at January 31, 2006, options outstanding were as follows:

No. of Common Shares Issuable	Exercise Price	Date of Expiry
915,000	$0.11	October 21, 2008
260,000	$0.22	December 4, 2005
90,000	$0.13	November 30, 2006
100,000	$0.25	January 28, 2007
25,000	$0.30	April 7, 2007
50,000	$0.24	April 22, 2007
200,000	$0.40	June 16, 2007
200,000	$0.54	August 30, 2007
1,090,000	$0.45	September 21, 2007
2,155,000

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ORKO GOLD CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED JANUARY 31, 2006 AND 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

5)

RELATED PARTY TRANSACTIONS

a)

During the period ended January 31, 2006, officers were paid $32,450 (2005 - $25,600) for management of the Company’s affairs.

b)

Accounts payable at January 31, 2006 includes $Nil (2005 - $3,103) due to a company with a common director.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Orko Silver Corp.

Registrant

Dated: April 17, 2006	Signed: /s/ Gary Cope
Gary Cope, President and CEO

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